Mail Stop 3-8


								March 2, 2005


By Facsimile and U.S. Mail

Mr. Donald W. Jewell
Chief Executive Officer
Sport-Haley, Inc.
4600 East 48th Ave
Denver, CO 80216-3215

	RE:	Forms 10-K and 10-K/A for the fiscal year ended June 30,
2004
Forms 10-Q for the quarterly periods ended September 30, 2004, and December 31, 2004
Form 10-Q/A for the quarterly period ended September 30, 2004

Dear Mr. Jewell:

	We have reviewed the responses in your letter dated February
25,
2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**********************************

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

1. Organization and Significant Accounting Policies, page F-7

1. We have reviewed your response to prior comment 8. Please confirm to us that you will disclose in the footnotes to your financial statements the types of expenses included in the cost of goods sold and selling, general and administrative expenses line items. Also confirm that you will quantify in MD&A the amount of your distribution network costs excluded from cost of goods sold, if material.

2. We have reviewed your response to prior comment 10. Please help us understand why it is appropriate to classify the cost of free goods offered to customers as a reduction in net sales as opposed to cost of goods sold. Refer to paragraph 10 of EITF 01-9 and EITF 00-
22, as applicable.

FORM 10-K/A FOR THE FISCAL YEAR ENDED JUNE 30, 2004

Exhibits 31 and 32

3. Please amend your filing to include both a Section 302 certification and a Section 906 certification signed by your current
CEO.  Refer, by analogy, to Question 13 of the Staff`s Frequently
Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

Item 2 Management`s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

4. Your presentation on page 22 of your gross margin excluding the impact of the increase in reserve for inventory write-downs, the loss on sale of closeout inventories, the finished goods physical inventory adjustment, and the adjustment to component inventories represents a non-GAAP measure subject to the disclosure and reconciliation requirements in Item 10(e) of Regulation S-K.
While
there is no per se prohibition against adjusting non-GAAP performance measures to exclude recurring type items such as these, you must meet the burden of demonstrating the usefulness of any non-GAAP measures which exclude recurring items. Thus please disclose the following information in future filings:
* The manner in which you use the non-GAAP measure to conduct or evaluate business;
* The economic substance behind your decision to use such a measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-
GAAP measure to your gross margin as calculated in accordance with GAAP. Show us supplementally what the revised disclosures will look like. We may have further comment. For further guidance, see Item
10(e) of Regulation S-K and questions 8 and 9 of the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.


**********************************

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

   	If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 824-5455.
In
his absence, direct your questions to Robyn Manuel at (202) 942-
7786.
Any other questions regarding disclosure issues may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



Mr. Donald W. Jewell
Chief Executive Officer
Sport-Haley, Inc.
March 2, 2005
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